FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

             For the Period September 1, 2005 to November 30, 2005


                          GRANITE MORTGAGES 04-2 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)

                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)

                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                                 69 Park Lane,
                           Croydon CR9 1TQ, England
                   (Address of principal executive offices)


      Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F.....X....  Form 40-F.............

      Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes............      No.......X...........

                                 SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

                                     GRANITE MORTGAGES 04-2 PLC

                                     By:  L.D.C. Securitisation Director No. 1


                                     By: /s/ Sharon Tyson
                                         --------------------------------------
                                     Name:  Sharon Tyson
                                     Title: Director


Date:  January 26, 2006

                                     GRANITE FINANCE FUNDING LIMITED


                                     By: /s/ Jonathan David Rigby
                                         --------------------------------------
                                     Name:  Jonathan David Rigby
                                     Title: Director


Date:  January 26, 2006

                                     GRANITE FINANCE TRUSTEES LIMITED


                                     By: /s/ Daniel Le Blancq
                                         --------------------------------------
                                     Name:  Daniel Le Blancq
                                     Title: Director


Date:  January 26, 2006

INVESTORS' QUARTERLY REPORT
---------------------------
GRANITE MORTGAGES 04-2 PLC
--------------------------
Quarterly Report re: Granite Mortgages 01-1 Plc, Granite Mortgages 01-2 Plc, Granite Mortgages 02-1 Plc Granite Mortgages 02-2 Plc, Granite Mortgages 03-1 Plc, Granite Mortgages 03-2 Plc, Granite Mortgages 03-3 Plc Granite Mortgages 04-1 Plc, Granite Finance Trustees Limited, Granite Mortgages 04-3 Plc, Granite Master Issuer Plc, Granite Finance Funding Limited and Granite Finance Funding 2 Limited

Period 1 September 2005 - 30 November 2005

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

-------------------------------------------------------------------------------------------------
Number of Mortgage Loans in Pool                                            297,842

Current Balance - Trust Mortgage Assets                               (GBP)28,871,227,073

Current Balance - Trust Cash and other Assets                         (GBP)1,572,397,256

Last Months Closing Trust Assets                                      (GBP)32,394,813,211

Funding share                                                         (GBP)16,829,481,215

Funding 2 share                                                       (GBP)11,323,306,374

Funding and Funding 2 share                                           (GBP)28,152,787,589

Funding and Funding 2 Share Percentage                                      92.48%

Seller Share*                                                         (GBP)2,290,836,740

Seller Share Percentage                                                      7.52%

Minimum Seller Share (Amount)*                                        (GBP)1,959,040,841

Minimum Seller Share (% of Total)                                            6.43%

Excess Spread last quarter annualised (% of Total)                           0.38%
-------------------------------------------------------------------------------------------------

* Please see the Additional Notes to the Investor Reports

Arrears Analysis of Non Repossessed Mortgage Loans

------------------------------------------------------------------------------------------------------------------------------
                           Number             Principal (GBP)           Arrears (GBP)             By Principal (%)
> = 1 < 3 Months           4,979               503,084,107               4,430,420                     1.74%

> = 3 < 6 Months           1,062               100,878,154               2,495,074                     0.35%

> = 6 < 9 Months            206                20,467,522                 835,272                      0.07%

> = 9 < 12 Months           28                  3,061,195                 173,343                      0.01%

> = 12 Months                3                   270,979                  20,233                       0.00%

Total                      6,278               627,761,957               7,954,342                     2.17%
------------------------------------------------------------------------------------------------------------------------------

Properties in Possession

-------------------------------------------------------------------------------------------------
                          Number             Principal (GBP)           Arrears (GBP)
Total (since inception)     836                62,630,287                3,073,594
-------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------
Properties in Possession                                                    310

Number Brought Forward                                                      221

Repossessed (Current Month)                                                 89

Sold (since inception)                                                      526

Sold (current month)                                                        43

Sale Price / Last Loan Valuation                                           1.03

Average Time from Possession to Sale (days)                                 129

Average Arrears at Sale                                                 (GBP)3,455

Average Principal Loss (Since inception)*                               (GBP)1,495

Average Principal Loss (current month)**                                (GBP)5,938

MIG Claims Submitted                                                        9

MIG Claims Outstanding                                                      0

Average Time from Claim to Payment                                         104
-------------------------------------------------------------------------------------------------

*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

-------------------------------------------------------------------------------------------------
                                                 Number                Principal (GBP)
Substituted this period                             0                       (GBP)0

Substituted to date (since 26 March 2001)        702,608              (GBP)64,972,043,118
-------------------------------------------------------------------------------------------------

CPR Analysis

-------------------------------------------------------------------------------------------------
                                                                         % of CPR

Current Month % of CPR - Removals*                                        55.70%

Previous Month % of CPR - Removals*                                       57.50%

Current Month % of CPR - Non-Removals**                                   44.30%

Previous Month % of CPR - Non-Removals**                                  42.50%
-------------------------------------------------------------------------------------------------

*Removals are loans that Northern Rock has repurchased from the Trust (e.g. Further Advances and Product Switches)
**Non-Removals are scheduled repayments, overpayments and redemptions

-------------------------------------------------------------------------------------------------
                                                 Monthly                Annualised
Current Month CPR Rate - Total                    5.23%                   47.54%

Previous Month CPR Rate - Total                   6.34%                   54.40%
-------------------------------------------------------------------------------------------------



-------------------------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months                               25.95

Weighted Average Remaining Term (by value) Years                           20.75

Average Loan Size                                                      (GBP)96,935

Weighted Average LTV (by value)                                           75.18%

Weighted Average Indexed LTV (by value)                                   67.71%

Non Verified (by value)                                                   43.05%
-------------------------------------------------------------------------------------------------

Product Breakdown

-------------------------------------------------------------------------------------------------
Fixed Rate (by balance)                                                   55.05%

Together (by balance)                                                     20.95%

Capped (by balance)                                                        0.50%

Variable (by balance)                                                     18.89%

Tracker (by balance)                                                       4.61%

Total                                                                     100.00%
-------------------------------------------------------------------------------------------------

Geographic Analysis

------------------------------------------------------------------------------------------------------------------------------
                          Number               % of Total               Value (GBP)                  % of Total
East Anglia                5,954                  2.00%                 584,677,331                    2.03%

East Midlands             20,778                  6.98%                1,825,711,481                   6.32%

Greater London            36,319                 12.19%                5,650,189,356                   19.57%

North                     30,135                 10.12%                1,924,650,663                   6.67%

North West                39,200                 13.16%                3,101,896,874                   10.74%

Scotland                  40,208                 13.50%                2,813,135,916                   9.74%

South East                44,727                 15.02%                5,853,318,987                   20.27%

South West                19,414                  6.52%                2,127,216,532                   7.37%

Wales                     11,956                  4.01%                 951,164,818                    3.29%

West Midlands             19,583                  6.57%                1,802,874,509                   6.24%

Yorkshire                 29,568                  9.93%                2,236,390,606                   7.75%

Total                     297,842                 100%                28,871,227,073                    100%
------------------------------------------------------------------------------------------------------------------------------

LTV Levels Breakdown

------------------------------------------------------------------------------------------------------------------------------
                                                 Number                  Value (GBP)                   % of Total

0% < 25%                                         12,248                 452,611,163                    1.57%

> = 25% < 50%                                    37,648                2,822,723,752                   9.78%

> = 50% < 55%                                    11,865                1,107,551,977                   3.84%

> = 55% < 60%                                    12,703                1,248,032,942                   4.32%

> = 60% < 65%                                    14,589                1,528,010,770                   5.29%

> = 65% < 70%                                    17,962                1,856,474,206                   6.43%

> = 70% < 75%                                    21,764                2,388,205,884                   8.27%

> = 75% < 80%                                    21,877                2,572,877,325                   8.91%

> = 80% < 85%                                    37,750                4,281,261,093                   14.83%

> = 85% < 90%                                    34,118                3,686,955,344                   12.77%

> = 90% < 95%                                    51,741                4,704,663,826                   16.30%

> = 95% < 100%                                   22,813                2,163,093,324                   7.49%

> = 100%                                           764                  58,765,467                     0.20%

Total                                            297,842              28,871,227,073                   100.0%
------------------------------------------------------------------------------------------------------------------------------

Repayment Method

------------------------------------------------------------------------------------------------------------------------------
                                                 Number                  Value (GBP)                   % of Total

Endowment                                        18,030                1,358,262,380                   4.70%

Interest Only                                    60,108                8,788,211,291                   30.44%

Pension Policy                                     428                  40,910,912                     0.14%

Personal Equity Plan                               778                  55,448,895                     0.19%

Repayment                                        218,498              18,628,393,594                   64.52%

Total                                            297,842              28,871,227,073                  100.00%
------------------------------------------------------------------------------------------------------------------------------

Employment Status

------------------------------------------------------------------------------------------------------------------------------
                                                 Number                  Value (GBP)                   % of Total

Full Time                                        257,814              23,561,613,898                   81.61%

Part Time                                         3,883                 264,134,172                    0.91%

Retired                                            445                  15,656,090                     0.05%

Self Employed                                    32,836                4,891,957,590                   16.94%

Other                                             2,864                 137,865,323                    0.48%

Total                                            297,842              28,871,227,073                  100.00%
------------------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------
NR Current Existing Borrowers' SVR                                         6.59%

Effective Date of Change                                              1 September 2005
-------------------------------------------------------------------------------------------------

Notes   Granite Mortgages 04-2 plc

------------------------------------------------------------------------------------------------------------------------------
                      Outstanding                Rating                     Reference Rate             Margin
                                             Moodys/S&P/Fitch
Series 1

A1                          $0                  Aaa/AAA/AAA                     3.93%                  0.04%

A2                     $847,022,144             Aaa/AAA/AAA                     3.96%                  0.07%

B                       $25,784,540              Aa3/AA/AA                      4.06%                  0.17%

M                       $21,272,245               A2/A/A                        4.17%                  0.28%

C                       $47,056,785            Baa2/BBB/BBB                     4.59%                  0.70%

Series 2

A1                 (euro)1,340,000,000           Aaa/AAA/AAA                    2.28%                  0.14%

A2                   (GBP)244,000,000            Aaa/AAA/AAA                    4.74%                  0.14%

B                    (euro)92,000,000             Aa3/AA/AA                     2.41%                  0.27%

M                    (euro)53,500,000               A2/A/A                      2.54%                  0.40%

C                    (euro)89,000,000           Baa2/BBB/BBB                    2.94%                  0.80%

Series 3

A                   (GBP)752,100,000             Aaa/AAA/AAA                    4.76%                  0.16%

B                    (GBP)38,900,000              Aa3/AA/AA                     4.92%                  0.32%

M                    (GBP)26,500,000               A2/A/A                       5.07%                  0.47%

C                    (GBP)48,500,000             Baa2/BBB/BBB                   5.45%                  0.85%
------------------------------------------------------------------------------------------------------------------------------

Credit Enhancement

------------------------------------------------------------------------------------------------------------------------------
                                                                                                    % of Notes Outstanding
Class B and M Notes ((GBP) Equivalent)                                    (GBP)191,070,905                    7.04%

Class C Notes ((GBP) Equivalent)                                          (GBP)135,735,531                    5.00%

------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
                                                                                                      % of Funding Share

Class B and M Notes ((GBP) Equivalent)                                    (GBP)191,070,905                    1.14%

Class C Notes ((GBP) Equivalent)                                          (GBP)135,735,531                    0.81%

------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
Granite Mortgages 04-2 Reserve Fund Requirement                           (GBP)44,900,000                    0.27%

Balance Brought Forward                                                   (GBP)44,900,000                    0.27%

Drawings this Period                                                          (GBP)0                         0.00%

Excess Spread this Period                                                 (GBP)3,544,572                     0.02%

Funding Reserve Fund Top-up this Period*                                 -(GBP)3,544,572                    -0.02%

Current Balance                                                          (GBP)44,900,000                    0.27%
------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------
Funding Reserve Balance                                                 (GBP)113,010,972                    0.67%

Funding Reserve %                                                             1.0%                          NA
------------------------------------------------------------------------------------------------------------------------------

*Top-ups only occur at the end of each quarter.

Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom

A arrears trigger event will occur if the outstanding principal balance of 90+ day arrears in the trust exceed 2%. In the event of an arrears trigger the Granite Mortgages 04-2 issuer reserve fund will step up to 1.415%, the Granite 04-3 issuer reserve fund will step up to 1.38% and the Funding 2 reserve fund required amount increases by (GBP)11 million. This trigger event is curable.

A issuer non call trigger event will occur if any of the issuers are not called on their step up and call dates. In the event of an issuer non call trigger the Granite Mortgages 04-2 issuer reserve fund target will step up by 0.275%, the Granite Mortgages 04-3 issuer reserve fund target by 0.27%, the funding reserve target will step up by 0.10% and the funding 2 reserve fund required amount increases by (GBP)11 million. If the breach is rectified only the funding 2 reserve fund required amount will reduce to its original target.

A accelerated controlled amortisation trigger will occur if any of the issuers are not called on their step up and call dates. In the event of an accelerated controlled amortisation trigger all Granite Mortgages 04-2 & 04-3 tranches become pass through securities.

Excess spread is defined, in any month as cash received from Granite Mortgages Trust in that month plus bank interest due to Funding and Funding 2 and the Issuer/Master Issuer in that month plus/minus amounts due under the basis rate swap agreement less bond interestdue for floating GBP bonds and amounts due to swap counterparties for currency bonds and Fixed Rate GBP bonds.